SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2020

MER TELEMANAGEMENT SOLUTIONS LTD.
(Name of Registrant)

14 Hatidhar Street, P.O. BOX 2112 Ra'anana 43665, Israel
 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐          No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

The financial results included in the exhibit to this Form 6-K are hereby incorporated by reference into the Registrant’s Form S-8 Registration Statements File Nos. 333-123321 and 333-180369 and Form F-3 Registration Statement File No. 333-237989.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MER TELEMANAGEMENT SOLUTIONS LTD.
(Registrant)

By:	/s/ Ofira Bar
Ofira Bar
Chief Financial Officer

Date:  August 20, 2020

MTS Announces first quarter 2020 Financial Results

Ra’anana, Israel / Powder Springs, Georgia, USA - August 20, 2020 - Mer Telemanagement Solutions Ltd. (MTS) (Nasdaq Capital Market: MTSL), a global provider of telecommunications expense management (TEM), call accounting and contact center software, today released its financial results for the three months ended March 31, 2020.

The Company recorded revenues of $1.15 million for the three months ended March 31, 2020, compared with $1.3 million for the three months ended March 31, 2019. The Company incurred a net loss of $20,000, or $0.01 per diluted share, for the three months ended March 31, 2020 compared with a net loss of $128,000, or $0.03 per diluted share, for the comparable period in 2019. In the three months ended March 31, 2020, the Company had net loss from continuing operations of $32,000 compared to net loss from continuing operations of $130,000 in the comparable period in 2019.

On June 23, 2020, the Company’s institutional investor exercised its greenshoe option in part and purchased 622,807 convertible preferred shares in consideration of $710,000, providing the Company with additional working capital.

Commenting on the results, Mr. Roy Hess, Chief Executive Officer of MTS, said, “Our results in 2020 reflect the efficiency plan we implemented during 2019 in order to adjust our operating expenses attributable to the declining sales and to improve our operating  margins. We recently entered the field of omnichannel contact center software. In June 2019, we introduced Omnis - Contact Center Software with “Out-Of-The-Box” capabilities and open channel architecture. At the end of 2019 and during 2020, we started to see initial revenues from this new product. As previously reported, we are also continuing our efforts to find a suitable M&A candidate for our company which will enhance shareholder value.”

About MTS

Mer Telemanagement Solutions Ltd. (MTS) is focused on innovative products and services for enterprises in the area of telecom expense management (TEM), call accounting and contact center software. Headquartered in Israel, MTS markets its solutions through wholly-owned subsidiaries in Israel, the U.S. and Hong Kong, as well as through distribution channels. For more information please visit the MTS web site: www.mtsint.com

Forward Looking Statements
Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to, the Company’s ability to achieve  profitable operations, its ability  to continue to operate as a going concern, its ability to continue to meet NASDAQ continued listing requirements, customer acceptance of new products, the effects of the spread of Coronavirus (COVID-19) and future measures taken by authorities in the countries in which we operate on our operations, the demand for our products and our customers’ economic condition, the impact of competitive products and pricing, market acceptance, the lengthy sales cycle, proprietary rights of the Company and its competitors, risk of operations in Israel,  general economic conditions and other risk factors detailed in the Company’s annual report and other filings with the United States Securities and Exchange Commission.

Contact:

Ofira Bar, CFO
Tel: +972-9-7777-540

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	March 31,	December 31,
	2020	2019
	Unaudited	Audited
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$1,642	$1,732
Restricted cash	635	1,464
Trade receivables, net	483	499
Other accounts receivable and prepaid expenses	240	236
Assets of discontinued operations	170	172

Total current assets	3,170	4,103

SEVERANCE PAY FUND	330	653

PROPERTY AND EQUIPMENT, NET	55	62

GOODWILL	3,225	3,225

Total assets	$6,780	$8,043

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CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	March 31,	December 31,
	2020	2019
	Unaudited	Audited
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$118	$149
Deferred revenues	1,075	962
Accrued expenses and other liabilities	1,443	2,317
Liabilities of discontinued operations	485	516

Total current liabilities	3,121	3,944

LONG-TERM LIABILITIES
Accrued severance pay	403	831
Deferred tax liability	163	163

Total long-term liabilities	566	994

SHAREHOLDERS' EQUITY:
Share capital -
Ordinary Shares	27	30
Preferred Shares	19	16
Additional paid-in capital	30,643	30,635
Treasury shares	(29)	(29)
Accumulated deficit	(27,567)	(27,547)

Total shareholders' equity	3,093	3,105

Total liabilities and shareholders' equity	$6,780	$8,043

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CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except share and per share data)

	Three months ended March 31,
	2020	2019
	Unaudited
Revenues:
Services	$924	$1,059
Product sales	231	224

Total revenues	1,155	1,283

Cost of revenues:
Services	372	392
Product sales	93	98

Total cost of revenues	465	490

Gross profit	690	793

Operating expenses:
Research and development	-	133
Selling and marketing	265	286
General and administrative	455	494

Total operating expenses	720	913

Operating loss	(30)	(120)

Financial income (expense), net	(2)	(10)

Loss before taxes on income	(32)	(130)

Income from discontinued operations	12	2

Net loss	$(20)	$(128)

Net loss per share:
Basic and diluted net loss per share from continuing operations	$(0.01)	$(0.03)
Basic and diluted net profit per share from discontinued operations	0.00	0.00

Basic and diluted net loss per share	$(0.01)	$(0.03)

Weighted average number of shares used in computing basic and diluted net loss per share	5,621,180	4,719,761

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